SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

RIBAPHARM INC.

(Name of Subject Company)

RIBAPHARM INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

Common Stock: 762537108

(CUSIP Number of Class of Securities)

Daniel J. Paracka

Chairman of the Board

Ribapharm Inc.

3300 Hyland Avenue

Costa Mesa, California 92626

(714) 427-6236

With Copies to:

Elizabeth A. Brower, Esq.

Paul, Hastings, Janofsky & Walker LLP

1055 Washington Boulevard

Stamford, Connecticut 06901

(203) 961-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.  ☐

This Amendment No. 3 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2003 and as subsequently amended (the “Schedule 14D-9”) by Ribapharm Inc., a Delaware corporation (“Ribapharm” or the “Company”), relating to the tender offer by Rx Acquisition Corporation, a Delaware corporation (“Purchaser”), and a wholly-owned subsidiary of ICN Pharmaceuticals, Inc., a Delaware corporation (“ICN”), to purchase all of the outstanding shares of Ribapharm’s common stock, par value $.01 per share, which are not currently owned by ICN and its subsidiaries (the “Publicly Held Shares”), at a purchase price of $5.60 per share (the “Offer Price”), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated June 10, 2003 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto collectively constitute the “Offer”). The Offer is disclosed on a Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the SEC on June 10, 2003 by ICN and as subsequently amended (the “Schedule TO”). Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 14D-9.

ITEM 4.     THE SOLICITATION OR RECOMMENDATION

The subsection entitled “Background of the Transaction” of Item 4 is hereby amended and supplemented by adding the following paragraphs at the end thereof:

On June 30, 2003, the Delaware Chancery Court held a scheduling conference to consider ICN’s motion for expedited proceedings, including (i) ICN’s request that the Court hear a motion for a temporary restraining order to prevent the distribution of the rights pursuant to the Rights Plan on or before July 11, and (ii) ICN’s request that the Court hear a motion for a preliminary injunction against the enforcement of the Rights Plan on or before July 22. After hearing from the parties’ counsel, the Court declined to schedule a hearing to consider ICN’s motion for a temporary restraining order and scheduled a preliminary injunction hearing for September 3.

Also on June 30, 2003, representatives of Morgan Stanley, together with William Comer, met with representatives of Goldman, Sachs & Co. (“Goldman Sachs”), financial advisor to ICN, and Bary Bailey, the Chief Financial Officer of ICN, at which time Goldman Sachs and Mr. Bailey presented information concerning ICN’s valuation of Ribapharm’s Common Stock.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RIBAPHARM INC.

By:	/S/ DANIEL J. PARACKA
Name: Daniel J. Paracka Title: Chairman of the Board of Directors

Dated: July 1, 2003

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